Exhibit 99.1

Galmed Announces Results from First-in-Man Pharmacokinetics Study of Oral Formulation of Aramchol Meglumine (AM); 400mg AM Increases Bioavailability by ~500% in Comparison to Aramchol Free Acid (AA) 300mg

Results from Study AM-001 mark a pivotal advance through the transition to a once daily lower 400mg dose of AM enabling:

○	Production of GMP clinical batch for Galmed’s upcoming clinical trials
○	Solidification and prolongation of Aramchol’s IP protection
○	Potential reduction in drug CoGs by ~50%
○	Improvement in patients’ convenience and compliance upon potential commercialization

Ramat-Gan, Israel, May 14, 2026 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver disease and GI oncological therapeutics, announced today major milestone results from a Phase 1 PK study in healthy subjects (Study AM-001). The overall objective of the study was to identify the dose of Aramchol meglumine (AM) administered once daily that produces similar exposure to Aramchol from 300mg Aramchol free acid (AA) tablets dosed twice daily. Single doses of AM granules for oral suspension of 400 mg and 200mg were evaluated and compared to AA 300mg tablet. The study demonstrated that the bioavailability of Aramchol from the Aramchol meglumine granules for oral suspension is considerably greater (approximately 5-fold and 3-fold respectively) than that from Aramchol free acid tablets. An additional PK study (AM-003) comparing AM 400mg tablets once daily with AA 300mg tablets twice daily is ongoing.

Aramchol down-regulates stearoyl CoA desaturase 1 (SCD1) in hepatocytes and in hepatic stellate cells (HSC’s) and other tissues including various cancers. Metabolic-dysfunction associated steatohepatitis (MASH) (previously called non-alcoholic steatohepatitis (NASH)) is a common serious type of fatty liver disease often leading to cirrhosis, liver failure and sometimes to hepatocellular carcinoma. In Phase 2 and Phase 3 (open label part) clinical trials 600mg Aramchol reduced liver fat, attenuated steatohepatitis and demonstrated robust anti-fibrotic effects. To date ~ 600 adults have received single or multiple doses of Aramchol free acid, including ~240 healthy subjects and 360 patients with MASH.

Allen Baharaff, Galmed’s Co-founder and CEO commented: “A once daily lower dose of Aramchol meglumine is advantageous for compliance as monotherapy or in combination with other MASH candidates. Aramchol is currently being evaluated in multiple pre-clinical studies to overcome drug resistance and enhance the efficacy of standard-of-care (SoC) oncology agents for GI cancer treatments. A higher exposure will be needed in order to leverage Aramchol’s multi-system therapeutic potential, well beyond its initial MASH applications. We believe that today’s announced pivotal development positions Aramchol as a potential valuable tool in the arsenal of treatments for GI conditions including MASH and GI cancers and strengthens Galmed position in the GI space.”

About Galmed Pharmaceuticals Ltd.:

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease, and we are currently seeking to advance the development of Aramchol for oncological indications beyond NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline, specifically targeting cardiometabolic and neurological indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the potential commercialization of Aramchol, the Company’s belief that the pivotal development positions Aramchol as a potential valuable tool in the arsenal of treatments for GI conditions including MASH and GI cancers and strengthens Galmed position in the GI space. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CONTACT: Galmed Pharmaceuticals Ltd.; investor.relations@galmedpharma.com +972-3-693-8448